Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-122616, 333-131901, 333-132126
Pricing Supplement
To Prospectus dated September 24, 2007 and
Prospectus Supplement dated September 24, 2007
United Mexican States
U.S. $50,000,000,000 Global Medium-Term Notes, Series A
Due Nine Months or More From Date of Issue
U.S. $500,000,000 5.625% Global Notes due 2017
U.S. $500,000,000 6.75% Global Notes due 2034
     The 5.625% Global Notes due 2017 (which we refer to as the 2017 notes) will mature on January 15, 2017. The 6.75% Global Notes due 2034 (which we refer to as the 2034 notes) will mature on September 27, 2034. We refer to the 2017 notes and the 2034 notes collectively as the notes. The United Mexican States (“Mexico”) will pay interest on the 2017 notes on January 15 and July 15 of each year, commencing January 15, 2008, and on the 2034 notes on March 27 and September 27 of each year, commencing March 27, 2008.
     The notes will not be redeemable before maturity and will not be entitled to the benefit of any sinking fund.
     The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Under these provisions, which are described beginning on page 7 of the accompanying prospectus dated September 24, 2007, Mexico may amend the payment provisions of the notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.
     The 2017 notes will be consolidated and form a single series with, and be fully fungible with, the outstanding U.S. $3,000,000,000 6.75% Global Notes due 2017 (CUSIP No. 91086QAU2, ISIN US91086QAU22, Common Code 024738019) previously issued by Mexico. The 2034 notes will be consolidated and form a single series with, and be fully fungible with, the outstanding U.S. $3,766,566,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118) previously issued by Mexico.
     Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the 2017 notes admitted to trading on the Euro MTF market, the alternative market of the Luxembourg Stock Exchange, and the 2034 notes admitted to trading on the regulated market of the Luxembourg Stock Exchange.
     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to	Underwriting	Proceeds to Mexico,
	Public (1)	Discounts	before expenses

Per 2017 note	99.55%	0.20%	99.35%
Total for 2017 notes	U.S.$497,750,000	U.S.$1,000,000	U.S.$496,750,000
Per 2034 note	108.25%	0.25%	108%
Total for 2034 notes	U.S.$541,250,000	U.S.$1,250,000	U.S.$540,000,000

(1)	Plus accrued interest from July 15, 2007 for the 2017 notes and from September 27, 2007 for the 2034 notes.
     We expect that delivery of the notes will be made on or about September 28, 2007.
Joint Lead Managers

Merrill Lynch & Co.	UBS Investment Bank
September 24, 2007

Pricing Supplement

About this Pricing Supplement	PS-3
Description of the Notes	PS-4
Recent Developments	PS-8
Plan of Distribution	PS-12

Prospectus Supplement

About this Prospectus Supplement	S-3
Summary	S-4
Risk Factors	S-7
Description of the Notes	S-11
Taxation	S-23
Plan of Distribution	S-30
Glossary	S-34
Annex A — Form of Pricing Supplement	A-1

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Data Dissemination	3
Use of Proceeds	3
Description of the Securities	4
Plan of Distribution	14
Official Statements	15
Validity of the Securities	16
Authorized Representative	17
Where You Can Find More Information	17

     Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus supplement.
     The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”). The notes may not be offered or sold in Mexico, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

ABOUT THIS PRICING SUPPLEMENT
     This pricing supplement supplements the accompanying prospectus supplement dated September 24, 2007, relating to Mexico’s U.S. $50,000,000,000 Global Medium-Term Note Program and the accompanying prospectus dated September 24, 2007 relating to Mexico’s debt securities and warrants. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.
     You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. Mexico has not authorized anyone else to provide you with different information. Mexico and the managers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is current only as of its date.
     Mexico is furnishing this pricing supplement, the prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:
•	the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts, the omission of which makes this pricing supplement and the accompanying prospectus supplement and prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this pricing supplement and the accompanying prospectus supplement and prospectus.

DESCRIPTION OF THE NOTES
     Mexico will issue the notes under the fiscal agency agreement, dated as of September 1, 1992, as amended, between Mexico and Citibank, N.A., as fiscal agent. The information contained in this section and in the prospectus supplement and the prospectus summarizes some of the terms of the notes and the fiscal agency agreement. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the fiscal agency agreement and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

Aggregate Principal Amount Offered Hereby:	For the 2017 notes: U.S. $500,000,000 For the 2034 notes: U.S. $500,000,000

Issue Price:	For the 2017 notes: 99.55%, plus accrued interest from July 15, 2007

For the 2034 notes: 108.25%, plus accrued interest from September 27, 2007

Issue Date:	September 28, 2007

Maturity Date:	For the 2017 notes: January 15, 2017

For the 2034 notes: September 27, 2034

Specified Currency:	U.S. dollars

Authorized Denominations:	For the 2017 notes: U.S. $2,000 and integral multiples thereof

For the 2034 notes: U.S. $1,000 and integral multiples thereof

Form:	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg

Interest Rate:	For the 2017 notes: 5.625% per year, accruing from July 15, 2007

For the 2034 notes: 6.75% per year, accruing from September 27, 2007

Interest Payment Dates:	For the 2017 notes: Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2008

For the 2034 notes: Semi-annually on March 27 and September 27 of each year, commencing on March 27, 2008

Regular Record Dates:	For the 2017 notes: The January 1 or July 1 of each year preceding the relevant interest payment date

For the 2034 notes: The March 12 or September 12 of each year preceding the relevant interest payment date

Fungibility:	The 2017 notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $3,000,000,000 5.625% Global Notes due 2017 (CUSIP No. 91086QAU2, ISIN US91086QAU22, Common Code 024738019).

The 2034 notes will be consolidated and form a single series with, and be fully fungible with, Mexico’s outstanding U.S. $3,766,566,000 6.75% Global Notes due 2034 (CUSIP No. 91086QAS7, ISIN US91086QAS75, Common Code 020218118).

Optional Redemption:	For the 2017 notes:

☑ Yes ☐ No

Mexico will have the right at its option, upon giving not less than 30 days’ notice, to redeem the 2017 notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus accrued interest on the principal amount of the notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes (exclusive of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference

Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means any of Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Barclays Capital Inc., or their affiliates which are primary United States government securities dealers, and their respective successors; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

For the 2034 notes:

☐ Yes ☑ No

Optional Repayment:	☐ Yes ☑ No

Indexed Note:	☐ Yes ☑ No

Foreign Currency Note:	☐ Yes ☑ No

Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Listing and Trading:	Mexico will apply to list the notes on the Luxembourg Stock Exchange and to have the 2017 notes admitted to trading on the Euro MTF market, the alternative market of the Luxembourg Stock Exchange, and the 2034 notes admitted to trading on the regulated market of the Luxembourg Stock Exchange, but no assurance can be given that the notes will be so listed by the issue date.

Securities Codes:

CUSIP:	For the 2017 notes: 91086QAU2

For the 2034 notes: 91086QAS7

ISIN:	For the 2017 notes: US91086QAU22

For the 2034 notes: US91086QAS75

Common Code:	For the 2017 notes: 024738019

For the 2034 notes: 020218118

Fiscal Agent, Principal Paying Agent, Calculation Agent, Transfer Agent, Registrar and Authenticating Agent:	Citibank, N.A.

Luxembourg Paying and Transfer Agent:	Kredietbank S.A. Luxembourgeoise

Further Issues:	Mexico may, without the consent of the holders, issue additional 2017 notes or 2034 notes that may form a single series of notes with the outstanding 2017 notes or 2034 notes, as applicable, provided that such additional notes do not have, for purposes of U.S. federal income taxation, a greater amount of original issue discount than the notes have as of the date of the issue of such additional notes.

Governing Law:	New York, except that all matters governing authorization and execution of the notes by Mexico will be governed by the law of Mexico.

Additional Provisions:	The notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to March 3, 2003. Those provisions are described beginning on page 7 of the accompanying prospectus dated September 24, 2007.

RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2006. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
Gross Domestic Product
     According to preliminary figures, Mexico’s gross domestic product (“GDP”) grew by 2.7% in real terms during the second quarter of 2007, as compared with the same period of 2006. The transportation, storage and communications sector grew by 7.3%; the financial services, insurance and real estate sector grew by 4.8%; the electricity, gas and water sector grew by 4.1%; the community, social and personal services sector grew by 2.0%; the agriculture, livestock, fishing and forestry sector grew by 2.0%; the commerce, hotels and restaurants sector grew by 1.9%; the construction sector grew by 1.6%; the mining, petroleum and gas sector grew by 1.0%; and the manufacturing sector grew by 0.2%, each in real terms, as compared with the same period of 2006.
Prices and Wages
     Inflation (as measured by the change in the national consumer price index) for the first eight months of 2007 was 1.42%, 0.02 percentage points lower than inflation for the same period of 2006.
Interest Rates
     During the first eight months of 2007, interest rates on 28-day Treasury bills (“Cetes”) averaged 7.12% and interest rates on 91-day Cetes averaged 7.28%, as compared with average rates on 28-day Cetes of 7.27% and interest rates on 91-day Cetes of 7.35%, during the same period of 2006. On September 18, 2007, the 28-day Cetes rate was 7.22% and the 91-day Cetes rate was 7.37%.
Principal Sectors of the Economy
Manufacturing
     According to preliminary figures, the manufacturing sector grew by 0.2% in real terms during the second quarter of 2007, as compared to the same period of 2006. The following manufacturing sectors experienced growth in real terms during the second quarter of 2007: non-metallic mineral products grew by 3.8%; food, beverages and tobacco grew by 2.7%; basic metal industries grew by 1.1%; and chemical products, petroleum derivatives, rubber and plastic products grew by 0.9%, each as compared to the same period of 2006. The following manufacturing sectors contracted in real terms during the second quarter of 2007: textiles, garments and leather contracted by 4.9%; wood industry and derivatives contracted by 4.5%; other manufacturing industries contracted by 3.1%; paper, paper products and printing decreased by 1.4%; and metallic products, machinery and equipment contracted by 1.3%, each as compared to the same period of 2006.
Petroleum and Petrochemicals
     Based on the unaudited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues during the first six months of 2007, expressed in constant pesos with purchasing power at June 30, 2007, were Ps. 512.5 billion, a decrease of 5.7% from total sales revenues in the first six months of 2006 of Ps. 543.2 billion. Total sales revenue did not include the IEPS Tax in either the first half of 2006 or the first half of 2007 because the IEPS tax rate was negative during both periods.
     Domestic sales increased by 2.2% in the first six months of 2007, from Ps. 272.9 billion in the first six months of 2006 to Ps. 278.8 billion in the first six months of 2007, due to a 2.2% increase in sales of refined products, a 7.1% increase in petrochemical sales and a 0.7% increase in natural gas sales. In the first six months of 2007, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 13.5%, from Ps. 270.3 billion in the first six months of 2006 to Ps. 233.7 billion in the first six months of 2007, primarily due to a decrease in the volume of crude oil exports and a decline in the price of refined products exported by PEMEX.
     In the first six months of 2007, PEMEX reported net income of Ps. 27.0 billion on Ps. 512.5 billion in total sales revenues, as compared with net income of Ps. 20.1 billion on Ps. 543.2 billion in total sales revenues in the first six months of 2006. The 34.3% increase in net income resulted primarily from a Ps. 26.0 billion decrease in taxes and duties, a Ps. 8.3 billion increase in other net revenues (including revenues derived from the Deer Park joint venture) and a Ps. 12.3 billion decrease in comprehensive financing cost, which more than offset a Ps. 39.8 billion decrease in operating income, in each case as compared to the first six months of 2006.
Financial System
Central Bank and Monetary Policy
     During the first seven months of 2007, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) increased by 2.4% in real terms, as compared to the same period of 2006. In addition, checking account deposits denominated in pesos increased by 4.1% in real terms during the first seven months of 2007, as compared to the same period of 2006.
     During the first seven months of 2007, financial savings increased by 6.7% in real terms, as compared to the same period of 2006. Savings generated by Mexican residents increased by 5.9% in real terms and savings generated by non-residents increased by 29.5% in real terms during the first seven months of 2007, each as compared to the same period of 2006.
     At September 20, 2007, the monetary base totaled Ps. 406.3 billion, a 9.7% nominal decrease from the level of Ps. 449.8 billion at December 29, 2006. Banco de México estimates that the monetary base will total approximately Ps. 505.3 billion at December 31, 2007.
The Securities Market
     At September 21, 2007, the Stock Market Index stood at 30,583.07 points, representing a 15.6% nominal increase from the level at December 29, 2006.
External Sector of the Economy
Foreign Trade
     During the first seven months of 2007, according to preliminary figures, Mexico registered a trade deficit of U.S. $5.8 billion, as compared with a surplus of U.S. $0.2 billion for the same period of 2006. Merchandise exports increased by 5.7% during the first seven months of 2007, to U.S. $150.6 billion, as compared to U.S. $142.5 billion for the same period of 2006. During the first seven months of 2007, petroleum exports decreased by 5.3%, while non-petroleum exports increased by 7.9%, each as compared with the same period of 2006.
     During the first seven months of 2007, according to preliminary figures, total imports grew by 9.9% to U.S. $156.3 billion, as compared with U.S. $142.3 billion for the same period of 2006. During the first seven months of 2007, imports of intermediate goods increased by 8.5%, imports of capital goods increased by 11.6% and imports of consumer goods increased by 15.7%, each as compared with the first seven months of 2006.
Balance of International Payments
     According to preliminary figures, during 2006, Mexico’s current account registered a deficit of U.S. $2.4 billion, as compared to a deficit of U.S. $4.9 billion registered in 2005. The capital account registered a deficit of U.S. $2.2 billion in 2006, as compared to a U.S. $12.8 billion surplus in 2005. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $20.5 billion in 2006 and was composed of direct foreign investment inflows totaling U.S. $19.2 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $1.3 billion.
     According to preliminary figures, during the first six months of 2007, Mexico’s current account registered a deficit of U.S. $3.8 billion, as compared to a surplus of U.S. $848 million during the same period of 2006. The capital account registered a surplus of U.S. $7.1 billion in the first six months of 2007, as compared with a U.S. $8.5 billion a surplus for the same period of 2006. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $19.2 billion during the first six months of 2007 and was composed of direct foreign investment inflows totaling U.S. $13.2 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $6.0 billion.
     At September 14, 2007, Mexico’s international reserves totaled U.S. $72.3 billion, an increase of U.S. $4.6 billion from the level at December 29, 2006. The net international assets of Banco de México totaled U.S. $81.1 billion at September 14, 2007, an increase of U.S. $4.8 billion from the level at December 29, 2006.
Direct Foreign Investment in Mexico
     According to preliminary figures, during the first six months of 2007, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $9.4 billion.
Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate announced by Banco de México on September 21, 2007 (to take effect on the second business day thereafter) was Ps. 10.9517 = U.S. $1.00.
Public Finance
Revenues and Expenditures—Taxation
     On September 14, 2007, the Mexican Congress passed a fiscal reform bill containing various amendments to the Mexican tax law. The reforms are expected to result in additional public sector revenues of approximately Ps. 120.0 billion in 2008, or about 1.1% of GDP. The Government intends to allocate the additional tax revenues resulting from the fiscal reform primarily to social expenditures and infrastructure investment. The reform should also lessen the Government’s reliance on PEMEX’s revenues to some extent, and should enable PEMEX to increase its investment expenditures.

Key elements of the tax reform include:
•
A new tax on cash deposits will become effective on July 1, 2008, and will be imposed at the rate of 2% on cash deposits that exceed the cumulative monthly amount of Ps. 25,000. This tax, which is intended to subject payments made in the informal sector of the economy to the tax system, can be credited against income taxes, retained earnings tax and other federal contributions. Neither loan repayments nor remittances made through electronic transfers or checking orders will be subject to this new tax. Purchases of cashier’s checks paid in cash are not exempt from this tax.

•
A new corporate tax (impuesto empresarial a tasa única) will become effective on January 1, 2008, and will impose a minimum tax equal to 16.5% of a corporation’s sales revenues (less certain deductions, including wages, social security contributions and certain investment expenditures) in 2008, 17.0% in 2009 and 17.5% in 2010 and thereafter. This new tax replaces the current Asset Tax and is intended to discourage tax evasion.

•
A reduction in the ordinary hydrocarbons duty from 79% in 2007 to 74.0% in 2008, 73.5% in 2009, 73.0% in 2010, 72.5% in 2011 and 71.5% in 2012 and thereafter. This rate is applied to the value of crude oil and natural gas production less certain deductions (including specific investments, certain costs and expenses and other duties payable by PEMEX, subject to certain conditions).

•
A fee on hydrocarbons (derecho único sobre hidrocarburos) was established to promote the reopening of oil fields that were abandoned or are in the process of abandonment, but which still have productive potential.

•
A new federal sales tax on diesel and gasoline, to be phased in over an 18-month period, was enacted. The revenues from this sales tax will be directed to Mexican states and municipalities to fund spending on roads and other infrastructure and to fund environmental programs.

•	A new excise tax on gambling and lottery winning was enacted.

•
Amendments to the federal fiscal code were made to strengthen auditing and control procedures and amendments to the federal law of budget and fiscal responsibility were made to promote reductions in expenditures of the Federal Government and government-owned companies.

PLAN OF DISTRIBUTION
     The managers severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of September 24, 2007, between Mexico and the managers provides the terms and conditions that govern this purchase.

Managers	Principal Amount of		Principal Amount of
	2017 Notes		2034 Notes

Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S. $	250,000,000	U.S. $	250,000,000
UBS Securities LLC		250,000,000		250,000,000

Total	U.S. $	500,000,000	U.S. $	500,000,000

     Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as joint lead managers and joint bookrunners in connection with the offering of the notes.
     The managers plan to offer the notes directly to the public at the respective prices set forth for the 2017 notes and the 2034 notes on the cover page of this pricing supplement. After the initial offering of the notes, the managers may vary the offering prices and other selling terms.
     Notes sold by the managers to the public will initially be offered at the initial offering prices set forth on the cover of this pricing supplement. Any 2017 notes sold by the managers to securities dealers may be sold at a discount from the initial public offering price of up to 0.1% of the principal amount of such notes, and any 2034 notes sold by the managers to securities dealers may be sold at a discount from the initial public offering price of up to 0.15% of the principal amount of such notes. Any such securities dealers may resell any 2017 notes purchased from the managers to certain other brokers or dealers at a discount from the initial public offering price of up to 0.07% of the principal amount of such notes, and may resell any 2034 notes purchased from the managers to certain other brokers or dealers at a discount from the initial public offering price of up to 0.1% of the principal amount of such notes. If all the notes are not sold at the initial public offering price, the managers may change the offering price and the other selling terms.
     The managers are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the managers of certificates of officials and legal opinions. The managers reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
     In order to facilitate the offering of the notes, the joint lead managers (or, in the United Kingdom, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated for the 2017 notes and an affiliate of UBS Securities LLC for the 2034 notes) may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the joint lead managers may:
•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the managers have), creating a short position in the notes for their own accounts,

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes or

•	if the managers repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

     Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The joint lead managers are not required to engage in these activities, but, if they do, they may discontinue them at any time.
     The managers and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico for which they received or will receive customary fees and expenses. These transactions and services are carried out in the ordinary course of business.
     The notes are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The managers have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this pricing supplement and the related prospectus supplement and prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.
      European Economic Area
     In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein in addition to the member states of the European Union) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:
(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
(c) in any other circumstances which do not require the publication by Mexico of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member state.
      United Kingdom
     Each manager has represented and agreed that:

1.
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Mexico; and

2.	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
      Italy
     Each manager has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the notes and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the notes may not and will not be offered, sold or delivered, nor may or will copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other documents relating to the notes be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended (“Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (“Italian Finance Law”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.
     Each manager has represented and agreed that any offer, sale or delivery of the notes or distribution of copies of this pricing supplement, the accompanying prospectus supplement or prospectus or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (“Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
     Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchased in the offering occurs in compliance with applicable Italian laws and regulations.
     This pricing supplement, the accompanying prospectus supplement and prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules governing offers of securities to the public pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.
     Italy has only partially implemented the Prospectus Directive. Accordingly, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.
     Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

      Hong Kong
     The notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      Japan
     The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      Singapore
     This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 or Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
     Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
      Mexico
     The notes have not been and will not be registered with the National Securities Registry maintained by the CNBV. The notes may not be offered or sold in Mexico, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this pricing supplement, the prospectus supplement or in the prospectus is accurate or complete. Mexico has prepared this pricing supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.
     The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under this pricing supplement.
     The net proceeds to Mexico from the sale of the notes, not including accrued interest, will be approximately U.S. $1,036,600,000, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $150,000.
     The managers have agreed to pay for certain expenses in connection with the offering of the notes.
     Mexico has agreed to indemnify the managers against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

UNITED MEXICAN STATES
Secretaría de Hacienda y Crédito Público
Palacio Nacional
Patio Central, 3er piso
Oficina 3010
Colonia Centro
México, D.F. 06000
FISCAL AGENT AND PRINCIPAL PAYING AGENT
Citibank, N.A.
Global Agency & Trust Services
111 Wall Street, 5th Floor
New York, New York 10043
PAYING AGENTS AND TRANSFER AGENTS

Citibank, N.A. 5 Carmelite Street London EC4Y 0PA, England	Kredietbank S.A. Luxembourgeoise 43, Boulevard Royal L-2955 Luxembourg
LUXEMBOURG LISTING AGENT
Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg
LEGAL ADVISORS TO MEXICO

As to United States Law	As to Mexican Law

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles 03810 México, D.F.
LEGAL ADVISORS TO THE MANAGERS

As to United States Law	As to Mexican Law

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ritch Mueller, S.C. Torre del Bosque Boulevard M. Ávila Camacho No. 24 Piso 20 Colonia Lomas de Chapultepec 11000 México, D.F.